CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. Callable Step-Up Rate Notes	$1,392,000	$159.52*

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

*Fees of $154.94 were previously paid in connection with this offering as disclosed in the pricing supplement addendum dated January 25, 2012, relating to HSBC USA Inc. Callable Step-Up Rate Notes.

Pricing Supplement Addendum dated January 30, 2012
to Pricing Supplement dated January 20, 2012,

Pricing Supplement Addendum dated January 25, 2012,
Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $1,392,000 Callable Step-Up Rate Notes

HSBC USA Inc. offered $717,000 of the notes on January 20, 2012 and an additional $635,000 of the notes on January 25, 2012, which issuances we refer to as the “previously priced notes.” An additional $40,000 of the notes are being offered hereby, which we refer to as the “reopened notes.” We refer to the previously priced notes and the reopened notes together as the “notes.” The reopened notes will have identical terms and conditions as the previously priced notes and will be consolidated with and form a single tranche with the previously priced notes. On the original issue date, we will issue notes with an aggregate principal amount of $1,392,000. Reference is made to the accompanying pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per note; after the issuance of the previously priced notes and the reopened notes, the aggregate principal amount of the notes of this tranche will be $1,392,000.

CUSIP / ISIN:	4042K1VW0 / US4042K1VW08

Trade Date:	January 20, 2012.

Pricing Date:	January 20, 2012.

Original Issue Date:	February 6, 2012.

Maturity Date:	February 6, 2024, or if such day is not a Business Day, the next succeeding Business Day.
Price to Public:

At variable prices. HSBC USA Inc. sold the reopened notes from time to time in one or more negotiated transactions at varying prices determined at the time of each sale; provided, however, that such price was not less than $970.00 per principal amount of notes and not more than $1,000.00 per principal amount of notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of the accompanying pricing supplement..

Fees and Commissions Per Note / Total (for all Notes):

$16.38 / $22,805. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of the accompanying pricing supplement. The Fees and Commissions Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.

Proceeds to Issuer Per Note / Total (for all Notes):	$983.62 / $1,369,195. The Proceeds to Issuer Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.
Form of Notes:	Book-Entry.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of the accompanying pricing supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or adequacy of this pricing supplement addendum or the accompanying pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

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